                             DATED DECEMBER 30, 1996


                                   $31,145,000
                                1,985,479 Shares

                             SPECTRUM HOLOBYTE, INC.

                 6 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                  (Interest payable September 15 and March 15)

                     Common Stock, par value $.001 per share

                               ------------------

     This Prospectus relates to the resale of $31,145,000 aggregate principal amount of 6 1/2% Convertible Subordinated Notes due 2002 (the "Notes") of Spectrum HoloByte, Inc., a Delaware corporation (the "Company"), issued in a private placement on October 2, 1995 (the "Debt Offering"), and the resale of up to 1,985,479 shares of the Common Stock, par value $.001 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of Notes by any holders of Notes that did not purchase the Notes under the Registration Statement (of which this Prospectus is a part). The Registration Statement (of which this Prospectus is a part) does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock. The Notes and such shares of Common Stock issued upon conversion of the Notes may be offered from time to time for the accounts of holders of Notes named herein (the "Selling Securityholders"). See "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. The Company will not receive any proceeds from the offering of the Notes or the shares of Common Stock issuable upon conversion thereof.

     The aggregate principal amount of Notes that may be offered by the Selling Securityholders pursuant to this Prospectus is $31,145,000. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $31,145,000.

     The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at an initial conversion price of $15.84 per share (equivalent to an initial conversion rate of approximately 63.13 shares per $1,000 principal amount of Notes), subject to adjustment under certain circumstances. The outstanding Common Stock is traded on the Nasdaq National Market (Symbol: "SBYT"). On December 30, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $7.50 per share.

     Interest on the Notes is payable on March 15 and September 15 of each year. The Notes are not redeemable by the Company prior to September 17, 1998. On or after September 17, 1998, the Notes are redeemable, in whole or in part, at the option of the Company at the redemption prices set forth herein, plus accrued interest. The Notes are redeemable at the option of the holder upon the occurrence of a Designated Event (as each such term is hereinafter defined) at the principal amount thereof, plus accrued interest. The Notes are unsecured obligations of the Company and are subordinated in the right of payment to all existing and future Senior Indebtedness (as such term is hereinafter defined). As of September 30, 1996, no Senior Indebtedness was outstanding. See "Description of the Notes."

     All of the Notes were initially issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof and were transferred to the Selling Securityholders pursuant to Rule 144A(d)(4) under the Securities Act. Prior to the registration of the Notes on the Registration Statement
(of which this Prospectus is a part), the Notes have been eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market.

     The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell all or a portion of the Notes or shares of Common Stock which may be offered hereby by them from time to time on terms to be determined at the time of sale. Such dealers may include the initial purchasers of the Notes, which were Robertson Stephens & Company, Jefferies & Company, Inc. and Piper Jaffray, Inc. (collectively, the "Initial Purchasers"). The aggregate proceeds to the Selling Securityholders from the sale of Notes and Common Stock which may be offered hereby by the Selling Securityholders will be the purchase price of such Notes or Common Stock less commissions, if any. For information concerning indemnification arrangements between the Company and the Selling Securityholders, see "Plan of Distribution."

     The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company will not receive any of the proceeds from the sale of the Notes or Common Stock. The Company has agreed to bear certain expenses in connection with the registration and sale of the Common Stock being offered by the Selling Securityholders.

     The Company intends that this registration statement will remain effective until no later than three years after the date this registration statement is first ordered effective.

                          ----------------------------

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                  SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                          ----------------------------

THESE  SECURITIES HAVE NOT BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                                TABLE OF CONTENTS


Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Information Incorporated by Reference . . . . . . . . . . . . . . . . . . .  4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Ratio of Earnings to Fixed Charges  . . . . . . . . . . . . . . . . . . . . 13
Selling Securityholders . . . . . . . . . . . . . . . . . . . . . . . . . . 14
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
Description of Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . 25
Certain Federal Income Tax Considerations . . . . . . . . . . . . . . . . . 28
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

                              AVAILABLE INFORMATION

     Spectrum HoloByte, Inc. ("Spectrum HoloByte" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: Seven World Trade Centers, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part, including exhibits relating thereto, which has been filed with the Commission under the Securities Act in Washington, D.C. Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission.

                       INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-19463) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, and the Company's definitive Proxy Statement filed with the Commission on July 29, 1996;

     2. The Company's Quarterly Report on Form 10-Q for the quarters ended June 30 and September 30, 1996;

     3. The Company's Form 8-K current report pursuant to Section 13 or 15(d) of the Securities Act filed on June 27, 1995, the Company's Current Report on Form 8-K filed on September 27, 1995, the Company's Current Report on Form 8-K/A filed on September 27, 1995 and the Company's Current Report on Form 8-K filed on October 17, 1995;

     4. The description of the Company's Common Stock, par value $.001 per share, contained in its Registration Statement on Form 8-A filed October 3, 1991, including any amendment or report filed for the purpose of updating such description;

     5. The Company's Registration Statement on Form 8-A filed on February 27, 1996; and

     6. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus but prior to the termination of the offering of the Shares.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of the Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone at (510) 522-3584 to Gregory S. Kennedy, Esq., Senior Vice President, Business and Legal Affairs and Secretary, Spectrum HoloByte, Inc., at the principal executive offices of the Company, 2490 Mariner Square Loop, Suite 100, Alameda, California 94501.

                                 RISK FACTORS

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, INCLUDING WITHOUT LIMITATION STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. IN EVALUATING THE COMPANY'S BUSINESS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

     OPERATING LOSSES. Although the Company reported net income for the quarter and first six months ended September 30, 1996 of $2.7 million or $.09 per share, and $1.2 million or $.04 per share, respectively, the Company had net losses of approximately $1.5 million, $39.8 million, $18.1 million and $58.5 million for the first quarter of fiscal 1997 and the fiscal years 1996, 1995 and 1994, respectively. Since the merger with MicroProse in December 1993, the Company has not been able to achieve profitability on an annual basis. There can be no assurance that any of the Company's business strategies and tactics will be successful or that the Company will be able to sustain profitability.

     SIGNIFICANT LEVERAGE. As of September 30, 1996, the Company had outstanding indebtedness for borrowed funds of approximately $32.9 million, cumulative mandatorily redeemable preferred stock of $5.9 million, and certain additional indebtedness. This substantial leverage will have several important consequences for the Company's future operations, including the following: (i) a substantial portion of the Company's cash flows from operations will be dedicated to the payment of interest on, and principal of, its indebtedness; (ii) the Company's ability to obtain additional financing in the future for capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and (iii) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations and to make acquisitions or otherwise take advantage of significant business opportunities that may arise may be negatively impacted.

     The Company in the future may enter into lines of credit or other borrowing arrangements, any of which would add to the total outstanding indebtedness of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to convert or refinance all or a portion of such debt, including the Notes (see below), or to obtain additional financing. However, there can be no assurance that any refinancing would be possible or that any additional financing could be obtained.

     FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY. The Company's operating results have varied significantly in the past, and are expected to vary significantly in the future. This variability is a result of factors such as: 1) the commencement of volume shipments of significant new products, 2) the degree of market acceptance of the Company's products, 3) the introduction of products competitive with those of the Company, 4) the timing and market acceptance of new hardware and software product introductions, 5) the size and rate of growth of the consumer software market, 6) development and promotional expenses relating to the introduction of new products or new versions of existing products, 7) product returns and markdowns, 8) changes in pricing policies by the Company and its competitors, 9) the accuracy of retailers' forecasts of consumer demand, 10) the timing of orders from major customers, 11) order cancellations, 12) delays of shipment, and 13) write-offs of advance royalty payments. Because a majority of the unit sales for a product typically occurs in the first 90 to 120 days following the introduction of the product, the Company's revenue may increase significantly in a period in which a major product introduction occurs and may decline in following periods or in periods in which there are no major product introductions. The Company's expenses are based, in part, on expected future revenue. Certain overhead and product development expenses are fixed and do not vary directly in relation to revenue. Consequently, if net revenue is below expectations, the Company's operating results are likely to be materially and adversely affected. In certain past periods the Company's revenue or operating results were below the expectations of, and certain new products were not introduced when anticipated by, public market analysts and investors. These circumstances could recur in future periods, and in such event, the prices of the Company's common stock and Notes would likely be materially and adversely affected.

     The entertainment software business is highly seasonal. Typically, net revenue is highest during the last calendar quarter (which includes the holiday buying season), declines in the first calendar quarter, is lowest in the second and increases in the third calendar quarter. This seasonal pattern is due primarily to the increased demand for entertainment software products during the year-end holiday buying season. The Company's net revenue, however, is largely dependent on releases of major new products and, as such, may not necessarily reflect the seasonal patterns of the industry as a whole. The Company expects that its net revenue and operating results will continue to fluctuate significantly in the future.

     DEPENDENCE ON NEW PRODUCT INTRODUCTIONS; PRODUCT DELAYS. A significant portion of the Company's fiscal year revenue is generated by products introduced during that fiscal year. The Company depends on both the timely introduction of successful new products or sequels to existing products to replace declining revenue from older products and continued revenue from back-catalog products. If for any reason revenue from new products or other activities fails to replace declining revenue from existing products, or if revenue from back-catalog titles declines significantly, the Company's business, operating results and financial condition may be materially and adversely affected. In order to maintain or grow its current revenue levels, the Company believes it will be necessary to develop or obtain rights to new products that achieve market acceptance, are developed for the appropriate platforms, are introduced in a timely manner and are able to sustain market acceptance. The Company is continuing to devote considerable resources toward the development of new products and has secured rights to intellectual properties owned by third parties. As is typical in the industry, while the Company maintains internally developed release schedules, there can be no assurance that new products under development will be released on schedule or at all, or that any such products will generate significant revenue. Historically, the Company has frequently missed product release schedules. To the extent that major new products are not released on schedule, both net revenue and gross profit are likely to be adversely affected. In addition, as access to distribution channels and retail shelf space becomes increasingly competitive, the Company's ability to produce and bring to market new and compelling products in a timely fashion plays an increasingly important role in the Company's ability to retain adequate access to these channels.

     The Company's current production schedules contemplate that the Company will commence shipments of a number of new products in fiscal 1997 and future fiscal years. As with any software product, however, until all aspects of the development and initial distribution of a game are completed, there can be no assurance of its release date. Release dates will vary depending on quality assurance testing and other development factors. If the Company were unable to commence volume shipments of a significant new product during the scheduled quarter, the Company's revenue and earnings would likely be materially and adversely affected in that quarter. In the past, the Company has experienced significant delays in the introduction of certain new products. It is likely in the future that certain new products will not be released in accordance with the Company's internal development schedule or the expectations of public market analysts and investors. A significant delay in the introduction of, or the presence of a defect in, one or more new products could have a material adverse effect on the ultimate success of such products and on the Company's business, operating results and financial condition, particularly in the quarter in which such products were scheduled to be introduced.

     The process of developing software products such as those offered by the Company is extremely complex and is expected to become more complex and expensive in the future as consumers demand products with more sophisticated and elaborate multimedia features and as new platforms and technologies are supported. At the same time, the introduction of new technologies and competitive products, the increase in competition for retail shelf space among software products and other factors may cause the effective lives of the Company's products to become shorter and the Company's ability to introduce new products on a timely basis to become increasingly important. As the Company intends to focus its resources on a smaller number of titles, its exposure to the risks of delays of any one title will increase.

     UNCERTAINTY OF MARKET ACCEPTANCE; UNPREDICTABLE PRODUCT LIFE CYCLES. Consumer preferences for entertainment software products are continually and rapidly changing and are extremely difficult to predict. Few entertainment software products achieve sustained market acceptance, for example, beyond one holiday buying season. There can be no assurance that new products introduced by the Company will achieve any significant degree of market acceptance, or that acceptance, if achieved, will be sustained for any significant period. Further, there can be no assurance that such products will not be subject to changes in consumer preferences or that product life cycles will be sufficient to permit the Company to recover development and other associated costs. In addition, sales of any single title of the Company's entertainment software products will decline over time. A majority of the unit sales for a product typically occurs in the first 90 to 120 days after the product is introduced. Therefore, the Company cannot rely on the sales of current products to sustain its business in the future. Failure of new products or platforms to achieve or sustain market acceptance would have a material and adverse effect on the Company's business, operating results and financial condition. In addition, the Company does not carry significant inventory of its new products. As a result, significant production delays would have a material and adverse effect on the Company's business and operating results. Further, if demand for a particular product is greater than anticipated, the Company may not have sufficient inventory to meet customer demands.

     COMPETITION. The entertainment software industry is intensely competitive and in the process of consolidation. The Company's competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than those of the Company. The Company competes primarily with other developers of PC entertainment and video game entertainment software. Significant competitors of the Company in the entertainment software industry include Electronic Arts, CUC International, Lucas Arts, Interplay, GT Interactive, Maxis, Acclaim Entertainment, and Broderbund Software, along with Virgin Interactive in Europe. Additionally, the entry and participation of new industries and companies, including diversified entertainment companies, in markets in which the Company competes may adversely affect the Company's performance in such markets. The availability of significant financial resources has become a major competitive factor in the entertainment software industry, principally as a result of the technical sophistication of advanced multimedia computer game products requiring substantial investments in research and development and the increasing need to license products and rights to use other intellectual properties from third parties. Also, competitors with large product lines and popular titles typically have greater leverage with retailers and distributors and other customers who may be willing to promote titles with less consumer appeal in return for access to such competitors' most popular titles.

     The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive computer games and interactive networks that will be competitive with the Company's products. As competition increases, significant price competition and reduced profit margins may result. In addition, competition from new technologies may reduce demand in markets in which the Company has traditionally competed. Prolonged price competition or reduced demand as a result of competing technologies would have a material and adverse effect on the Company's business, financial condition and operating results. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

     Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers for adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, this competition for shelf space may intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. Retailers often require software publishers to pay fees in exchange for preferred shelf space. The Company's products constitute a relatively small percentage of a retailer's sales volume, and there can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space and promotional support.

     As more consumers own multimedia PCs, the distribution channels for entertainment software have changed, and are expected to continue to change, to increasingly depend on mass merchandisers, on-line services and the Internet to reach the broader market. There can be no assurance that the Company will make this transition successfully. In addition, while this trend has increased the number of distribution channels, it has intensified competition for shelf space because these new channels generally carry only top-selling titles. In addition, other types of retail outlets and methods of product distribution, such as online services and the Internet, may become important in the future, and it will be important for the Company to gain access to these channels of distribution. There can be no assurance that the Company will gain such access or that the Company's access will allow the Company to maintain its historical levels of sales volume.

     CONCENTRATION OF CUSTOMER BASE; RISK OF CUSTOMER BUSINESS FAILURE; PRODUCT RETURNS. The Company principally sells its products to retailers and distributors, who in turn resell the products to consumers. During the quarter and first six months ended September 30, 1996, sales to the top ten such customers represented approximately 48% and 47% of the Company's net revenue, respectively. Sales are typically made on credit, with terms that vary depending upon the customer and the nature of the product. The Company does not hold collateral to secure payment. Retailers and distributors compete in a volatile industry and are subject to the risk of business failure. Certain of the Company's distributors and retailers have recently experienced financial difficulties and the Company has increased its reserves accordingly. However, the business failure of a significant distributor or customer could have a material and adverse effect on the Company's business, operating results and financial condition.

     The Company is exposed to the risk of product returns from distributors and retailers. The Company currently maintains a stock balancing policy that allows distributors and retailers to return products subject to certain conditions. The Company provides reserves for returns that it believes are adequate, and the Company's agreements with various customers place certain limits on product returns. However, new product introductions by the Company or its competitors, or changes in consumer demand from that anticipated, could cause customers to seek to return inventory to the Company. Due to the unpredictability of consumer demand and the uncertainties associated with a rapidly changing market, there can be no assurance that the Company or its customers will be able to forecast demand accurately. Consistent with industry trends, the Company has accepted substantial increased product returns and markdowns on products in the last fiscal year and the Company could continue to be forced to accept such returns and markdowns in the distribution channel to maintain its relationships with retailers and its access to distribution channels. These returns and markdowns are likely to increase in periods in which the Company does not have a significant number of new product introductions. Any significant amount of product returns or markdowns could have a material and adverse effect on the Company's business, operating results and financial condition.

     DEPENDENCE UPON STRATEGIC RELATIONSHIPS. The Company's business strategy relies to a significant extent on its strategic relationships with other companies and on its alliances with key developers. Certain agreements allow third parties to approve a product prior to its release, and therefore, subject the product to delay. There can be no assurance that these relationships will be successful or that the Company will continue to maintain and develop strategic relationships, or that licenses between the Company and any third party will be renewed or extended at their expiration dates. For example, the Company's licenses from Paramount Pictures Corporation for the STAR TREK: THE NEXT GENERATION property expire on December 31, 1998, and for the TOP GUN property on December 31, 1999. In addition, these agreements may be terminated at Paramount's option in the event that the Company fails to meet certain specified milestone dates. The Company's failure to renew or extend a key license or maintain its strategic relationships could materially and adversely affect the Company's business, operating results and financial condition. In addition, under certain key license agreements, the Company must obtain approval on a timely basis from the licensor in order to market products it develops under the license. There can be no assurance that the Company will obtain such approval, and failure to do so could have a material and adverse effect on the Company's operating results, financial condition and business prospects.

     CHANGES IN TECHNOLOGY AND PRODUCT PLATFORMS. The market for entertainment software, including entertainment software platforms, is undergoing rapid technological change. As a result, the Company must continually anticipate and adapt its products to emerging platforms and evolving consumer preferences. The introduction of new platforms and technologies can render existing products obsolete and unmarketable. Development of entertainment software products for new hardware platforms requires substantial investments in research and development for technologies such as enhanced sound, digitized speech, music and video and requires the Company to anticipate and develop products for those platforms that will ultimately be successful. Such research and development efforts, which generally require 12 to 24 months, must occur well in advance of the release of new platforms in order to introduce products on a timely basis following the release of such platforms. In addition, the Company expects that the trend toward more complex multimedia products and increasing product development costs will continue for the foreseeable future.

     Although the Company intends to develop and market games for certain advanced and emerging platforms, these development and marketing efforts may require greater financial and technical resources than those currently possessed by the Company. In addition, there can be no assurance that the platforms for which the Company develops products will achieve market acceptance and, as a result, there can be no assurance that the Company's development efforts with respect to such new platforms will lead to marketable products or products that generate sufficient revenue to offset research and development costs incurred in connection with their development. There can be no assurance that the Company will be successful in developing and marketing products for new platforms. Failure to develop products for new platforms that achieve significant market acceptance may have a material and adverse effect on the Company's business, operating results and financial condition. The Company is developing games that may be played interactively over on-line services and the Internet, but there can be no assurance that the market for networked videogame play will evolve or develop as anticipated. Consumer preferences change continually and are extremely difficult to predict. Even if a market for networked videogame play develops, no assurance can be given that the Company's products will meet the requirements of such market and achieve market acceptance.

     The Company is heavily dependent on the success of the entertainment software developed for use on the PC. However, there are multiple, competing and incompatible formats being introduced in this new market. PlayStation, Sega Saturn, 3DO Multiplayer and Nintendo's Ultra 64 are currently available. There can be no assurance that the Company's strategy of developing primarily for the PC or the other platforms the Company chooses to support ultimately will be successful. The development, marketing and distribution of products for game consoles the Company chooses to support will involve substantial investment and risks. The Company believes that the principal target audience for game consoles may be younger than the Company's traditional customers, and there can be no assurance that the Company's products will be successful with this different audience. In addition, the Company anticipates that products in the game console market will require substantially greater expenditures for marketing, advertising and inventory buildup, often before the market acceptance of a product is known. Inventory will be two or more times more expensive as a result of license fees that are required to be prepaid to the manufacturers of the hardware platforms. Further, game console products will be sold through channels that overlap with, but are somewhat different from, the retail channels currently utilized by the Company, and the Company will be competing in distribution against much larger organizations with greater financial resources. There can be no assurance that the Company will be successful in marketing and distributing software for game consoles.

     RISK OF SOFTWARE ERRORS OR FAILURES. Software products as complex as those offered by the Company may contain undetected errors when first introduced or when new versions are released. In the past, the Company has discovered software errors in certain of its product offerings after their introduction and has experienced delays or lost revenue during the period required to correct these errors. The Company's products must maintain compatibility with certain hardware, software and accessories. Any changes that result in incompatibility could result in significant product returns and customer service costs. In particular, the PC hardware environment is characterized by a wide variety of nonstandard peripherals (such as sound and graphics cards) and configurations that make prerelease testing for programming or compatibility errors very difficult and time consuming. There can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material and adverse effect on the Company's business, operating results and financial condition. The risk of undetected product errors can be expected to increase as products and their development processes become more complex and as growing competition leads to increased pressure to reduce time to market.

     DEPENDENCE ON KEY PERSONNEL; MANAGEMENT CHANGES. The Company's future success depends in large part on the continued service of its key product development, technical and management personnel and on its ability to continue to attract, motivate and retain highly qualified employees, including additional management personnel. The loss of certain key employees could have a material and adverse effect on the Company's business. In addition, the Company depends on teams of programmers, game designers and artists. Competition for these skilled employees is intense, and the loss of the services of key development personnel could have a material and adverse effect upon the Company's current business, new product development efforts and prospects. Since January 1, 1996, the Company has hired a new Senior Vice President of Sales, Senior Vice President of Operations, Senior Vice President of Marketing, and a Senior Vice President of Development Studios and intends to hire other senior management positions including a new Chief Financial Officer. The Company has also hired a financial consultant to advise the Chief Executive Officer on financial planning, controls and reporting structures. The Chief Executive Officer and other officers and senior managers of the Company can be expected to expend significant time and effort in the transition process as new officers assume their positions with the Company and become integrated into the Company, its operations and its culture. There can be no assurance that qualified personnel can be readily identified and hired wherever necessary, that any new personnel will be successfully integrated into the Company, its operations and culture, or that new personnel, if hired, will improve the Company's business, operations or operating results. The Company does not currently have key person life insurance on any employees.

     USE OF INDEPENDENT SOFTWARE DEVELOPERS. In addition to marketing internally developed software, the Company also markets entertainment software created by independent software developers. The cost to retain independent developers is increasing in the form of guaranteed advances and royalties. Additionally, the Company has less control over the scheduling and the quality of work of independent contractors than that of its own employees. Furthermore, the Company's agreements to publish and market certain independent software developers' titles will terminate after specified dates unless renewed. The Company's business and future operating results will depend in part on the Company's continued ability to attract and maintain relationships with skilled independent software developers, and to enter into and renew product development agreements with such developers. There can be no assurance that the Company will be able to maintain such relationships or enter into and renew such agreements.

     INTERNATIONAL REVENUE. International net revenue represented approximately 64%, 49%, and 29% of the Company's net revenue for the first six months of fiscal 1997, and for fiscal years ended March 31, 1996 and 1995, respectively. The Company expects that international net revenue will continue to account for a significant portion of its net revenue in future periods. International revenue is subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other economic barriers, fluctuating exchange rates, difficulties in staffing and managing foreign operations and the possibility of difficulty in accounts receivable collection. Because the Company does not believe exposure to foreign currency losses is currently material, the Company currently has no formal financial instruments in place as a hedge against foreign currency risks. In some markets, localization of the Company's products is essential to achieve market penetration. The Company may incur substantial costs and experience delays in localizing its products, and there can be no assurance that any localized product will ever generate significant revenue These or other factors could have a material and adverse effect on the Company's future international revenue and, consequently, on the Company's business, operating results and financial condition.

     RECOVERY OF PREPAID ROYALTIES AND GUARANTEES. The Company, from time to time, enters into agreements with licensors of intellectual property and developers of games that involve advance payments of royalties and guaranteed minimum royalty payments. If the sales volumes of products subject to such arrangements are not sufficient to recover such advances and guarantees, the Company will be required to write-off unrecovered portions of such payments. The Company has been required to write-off a material portion of these advances in past fiscal quarters and, if the Company must write-off additional portions of such advances or ultimately accrue for the guarantees, its results of operations may be materially and adversely affected.

     INTELLECTUAL PROPERTY. The Company regards the software that it owns or licenses as proprietary and relies primarily on a combination of copyrights, trade secret laws, patent and trademark laws, nondisclosure agreements and other copy protection methods to protect its product and proprietary rights. It is the Company's policy that all employees and third-party developers sign nondisclosure agreements. There can be no assurance that these measures will be sufficient to protect the Company's intellectual property rights against infringement. The Company owns or licenses various trademarks and copyrights. However, the Company has no license agreements with the end users of its products and does not copy protect its software. Rather, the Company relies on the copyright laws to prevent unauthorized distribution of its software. Existing copyright laws afford only limited protection. It may be possible for unauthorized parties to copy the Company's products or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and software piracy can be expected to be a persistent problem. Further, the laws of certain countries in which the Company's products are or may be distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.
The Company believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of parties. As the number of entertainment software products in the industry increases, the Company believes that software increasingly will become the subject of claims that such software infringes upon the rights of others. From time to time, the Company has received communications from parties asserting that features or content of certain of its products may infringe upon intellectual property rights of such parties. The Company believes such claims have been without merit. To date, no such claims have had an adverse effect on the Company's ability to develop, market or sell its products. There can be no assurance that existing or future infringement claims against the Company will not result in costly litigation or require the Company to license the intellectual property rights of parties. There can be no assurance that such licenses will be available on reasonable terms or at all.

     STRATEGIC RESTRUCTURING. In fiscal 1996 and early fiscal 1997, the Company undertook a strategic restructuring with the goals of better integrating the operations of Spectrum HoloByte and MicroProse, streamlining product development efforts and reducing operating costs. Certain domestic operations were streamlined and consolidated in California, including marketing, operations, customer support, finance and product planning. The Company largely discontinued its Japanese operations, and entered into an exclusive three-year distribution agreement in Japan which is expected to generate royalties in future periods. The Company's domestic affiliated label programs were largely terminated and the number of products being published and actively marketed was significantly reduced in order to focus the Company's sales and distribution efforts. As a result of these changes, the Company has improved operating efficiencies, reduced headcount and reduced operating costs. There can be no assurance, however, that the Company will be successful in meeting the objectives of this restructuring. Furthermore, as a result of reducing the number of the Company's products, there can be no assurance that the Company's expected revenue will be sufficient to generate operating profits.

     NASDAQ LISTING. The Company was notified in February 1996 by the Nasdaq Stock Market ("Nasdaq") that the Company was no longer in compliance with the net tangible assets requirement of the National Association of Securities Dealers' ByLaws for listing on the Nasdaq National Market. Nasdaq granted the Company a temporary exemption from the net tangible assets requirement. The exemption required that the Company achieve compliance with the listing on or before July 12, 1996.

     In the first quarter of fiscal 1997, management implemented tactics to achieve compliance with the net tangible assets listing requirement. These actions enabled the Company to regain compliance with the Nasdaq National Market listing requirements as of the end of the fiscal quarter ended June 30, 1996. There can be no assurance that the Company will be able to maintain compliance with the listing requirements of the Nasdaq National Market in the future. If the Company is unable to maintain compliance, it may qualify for listing under the Nasdaq SmallCap Market. If for any reason the Company is unable to achieve and maintain compliance with the SmallCap listing requirements and is delisted from both the Nasdaq National Market and the Nasdaq SmallCap Market, the holders of the Notes would be entitled to require the Company to repurchase all or any portion of such holders' Notes for cash at a price equal to the principal amount plus accrued interest. In such event, the Company's business, results of operations and financial condition would be materially and adversely affected.

     VOLATILITY OF PRICE OF STOCK AND NOTES. There has been a history of significant volatility in the market prices of companies engaged in the entertainment software industry, including the Company. It is likely that the market price of the Company's Common Stock will continue to be highly volatile and the price of the Company's Notes will also be subject to such fluctuations. Factors such as the timing and market acceptance of new product introductions by the Company, the introduction of new products by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the entertainment software industry may have a significant impact on the market price of the Company's Common Stock and Notes. In the past, the Company has experienced fluctuations in its operating results, and it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of, and certain new products will not be introduced when anticipated by, public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. Volatility in the price of the Company's Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may in the future adversely affect the price of the Notes.

     LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT. Upon the occurrence of a Designated Event (as defined), each holder of Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company's repurchase of Notes as a result of the occurrence of a Designated Event currently is prohibited, absent a waiver, under the terms of the Company's credit facility. In addition, the Company's repurchase of Notes as a result of the occurrence of a Designated Event may be prohibited or limited by the subordination provisions applicable to the Notes, or be prohibited or limited by, or create an event of default under, the terms or other agreements relating to borrowings which constitute Senior Indebtedness as may be entered into, amended, supplemented or replaced from time to time. Failure of the Company to repurchase Notes at the option of the holder upon a Designated Event would result in an Event of Default with respect to the Notes. No Notes may be redeemed at the option of holders upon a Designated Event if there has occurred and is continuing an Event of Default (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date). See "Description of Notes -- Repurchase at Option of Holders Upon a Designated Event."

                                 USE OF PROCEEDS

     The Notes and the shares of Common Stock offered by the Selling Securityholders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.

                       RATIO OF EARNINGS TO FIXED CHARGES

The Company's Ratio of Earnings (Deficiency) to Fixed Charges for each of the periods indicated is as follows:

                                          THREE MONTHS
                            YEAR ENDED       ENDED                                                       SIX MONTHS ENDED
                           DECEMBER 31,    MARCH 31,                YEAR ENDED MARCH 31,                   SEPTEMBER 30,
                           ------------   ------------   ------------------------------------------   ---------------------
                               1991           1992          1993       1994       1995       1996        1995       1996
                                                                                                           (UNAUDITED)
Ratio of earnings to
  fixed charges                     (1)        1.83            (1)        (1)        (1)        (1)         (1)        (1)


(1) During each such period earnings were insufficient to cover fixed charges as follows:



                                          THREE MONTHS
                            YEAR ENDED       ENDED                                                       SIX MONTHS ENDED
                           DECEMBER 31,    MARCH 31,                YEAR ENDED MARCH 31,                   SEPTEMBER 30,
                           ------------   ------------   ------------------------------------------   ---------------------
                               1991           1992          1993       1994       1995       1996        1995       1996
                                                                                                           (UNAUDITED)
Deficiency of earnings to
  fixed charges              $(1,781)            --       $(4,033)  $(59,727)  $(18,051)  $(38,767)    $(21,002)  $(2,352)


                             SELLING SECURITYHOLDERS

     The Notes were issued by the Company to the Initial Purchasers on October 2, 1995 pursuant to a private placement, and, except as set forth below, were acquired by the Selling Securityholders offering Notes hereby in connection with resale transactions with the Initial Purchasers pursuant to Rule 144A and Regulation S under the Securities Act or from other holders acquiring such Notes from prior holders thereof. The following table sets forth information concerning the principal amount of Notes beneficially owned by each Selling Securityholder and the number of shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares") which may be offered from time to time pursuant to this Prospectus. Other than as a result of the ownership of Notes or Common Stock, none of the Selling Securityholders has had any material relationship with the Company within the past three years. The table has been prepared based upon the information furnished to the Company by the Trustee for the Notes, by the Depository Trust Company and by or on behalf of the Selling Securityholders.


                                     PRINCIPAL
                                     AMOUNT OF
                                       NOTES                               NUMBER OF
                                    BENEFICIALLY                           CONVERSION       PERCENTAGE
                                       OWNED           PERCENTAGE OF       SHARES THAT       OF COMMON
                                      THAT MAY              NOTES              MAY             STOCK
NAME                                  BE SOLD           OUTSTANDING          BE SOLD        OUTSTANDING
----                                ------------       -------------       -----------      -----------
Bank of New York                      4,395,000            14.1%              277,462           1.0%
Bankers Trust Company                   625,000             2.0%               39,457            *
Bear Stearns Securities               6,066,000            19.5%              382,954           1.4%
     Corp.
The Bank of California                  130,000              *                  8,207            *
Bank of America Personal                150,000              *                  9,469            *
     Trust
Boston Safe Deposit &                 9,650,000            31.0%              609,217           2.3%
     Trust
The Chase Manhattan                     750,000             2.4%               47,348            *
     Bank, N.A.
Chemical Bank                           950,000              *                 59,974            *
Donaldson Luftkin & Jenrette             15,000              *                    946            *
FIB SSB                                  50,000              *                  3,156            *
Morgan Stanley & Co.                    100,000              *                  6,313            *
     Incorporated
Northern Trust Co. - Trust            1,950,000             6.3%              123,106            *
PNC Bank, N.A.                        1,525,000             4.9%               96,275            *
Robertson, Stephens &                 1,714,000             5.5%              108,207            *
     Company, L.P.
SSB - Custodian                       1,450,000             4.7%               91,540            *
Wells Fargo Bank, N.A.                1,075,000             3.5%               67,866            *
First Trust National                     50,000              *                  3,156            *
     Association
The Fifth Third Bank                    500,000             1.6%               31,565            *

-----------------
*  Less than 1%.

(1) Assumes conversion of the full amount of Notes held by each holder shown at the initial rate of $15.84 in principal account of Notes per share of Common Stock.

(2) Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid in lieu of fractional shares, if any.

     The information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. In addition, the per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $31,145,000 which may be converted into 1,985,479 shares of Common Stock.

     The Company and the Selling Noteholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and shares of Common Stock to the public other than selling commissions or fees.

     Because the Selling Securityholders may offer all or some of the Notes and shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or shares of Common Stock that will be held by the Selling Securityholders after completion of this offering, no estimate can be given as to the principal amount of Notes or shares of Common Stock that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution."

                                 THE COMPANY

     Spectrum HoloByte, Inc. ("Spectrum HoloByte" or the "Company") is a developer, producer and publisher of entertainment software for personal computers. The Company is also developing products for certain next generation platforms. Next generation platforms include 32-bit and 64-bit home videogame consoles, such as Sony PlayStation, Nintendo Ultra 64, Sega Saturn and the 3DO Multiplayer ("Next Generation Platforms"). The Company creates, acquires or licenses properties with mass market appeal and develops branded products based on these properties. The Company incorporates a range of technologies such as multiplayer networking, simulation, real time response and 3-D texture-mapped graphics to enhance each product's distinctive characteristics. As a result, the Company has developed a reputation as a innovator in developing entertainment software products.

                            DESCRIPTION OF NOTES

     The Notes were issued under an indenture to be dated as of September 15, 1995 (the "Indenture"), between the Company and Chemical Trust Company of California, as trustee (the "Trustee") and the Trust Indenture Act of 1939, as amended. The Company originally issued $50,000,000 of Notes. In June 1996, the Company exchanged 1,918,860 shares of its Series B and Series B-1 Preferred Stock for $14,855,000 of Notes. In July 1996, the Company repurchased $4,000,000 of Notes.

     The terms of the Notes include those stated in the Indenture and those stated in the Registration Rights Agreement (the "Registration Rights Agreement") entered into as of the closing date between the Company and Initial Purchasers. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. Copies of the Indenture, form of Note and Registration Rights Agreement are available from the Company upon request. As used in this Description of Notes, the "Company" refers only to Spectrum HoloByte, Inc. and does not, unless the context otherwise indicates, include any of its subsidiaries.

GENERAL

     The Notes represent unsecured general obligations of the Company subordinate in right of payment of certain other obligations of the Company as described under "-- Subordination," and are convertible into Common Stock as described under "-- Conversion." The Notes are issued in fully registered form only in denominations of $1,000 or any multiple thereof and will mature on September 15, 2002, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event (as defined).

     The Notes bear interest from October 2, 1995 at the annual rate of 61/2%, payable semi-annually on March 15 and September 15, commencing on March 15, 1996, to holders of record at the close of business on the preceding March 1 and September 1, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Designated Event on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased)). Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained by the Company for such purposes in New York, New York, which shall initially be the office or agency of the Trustee in New York, New York. Reference is made to "-- Form, Denomination and Registration" for information as to Notes held by "qualified institutional buyers."

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Repurchase at Option of Holders Upon a Designated Event" below.

CONVERSION

     The holders of Notes will be entitled at any time after 60 days following the latest date of original issuance thereof through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes, other than Notes called for redemption during such period, must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an interest payment date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price.

     The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The initial conversion price of $15.84 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as the closing of the offer, the Board of Directors is not recommending rejection of the offer. The Company is entitled, in lieu of making certain adjustments under clause (v) above, to provide that, subject to satisfying certain conditions, upon conversion of the Notes, the holders of the Notes will receive, in addition to the Common Stock issuable upon conversion of such Notes, the amount of such distribution referred to in clause (v). The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in any transaction described below in "-- Consolidation, Merger or Assumption."

     The Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least l% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     Subject to the rights of holders of Notes described below under "-- Repurchase at Option of Holders upon a Designated Event," in the case of (i) any reclassification or change of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation, merger, or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations." The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the option of the Company prior to September 17, 1998. At any time on or after that date the Notes may be redeemed at the Company's option on at least 20 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     If redeemed during the 12-month period beginning September 15:

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      103.714%
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      102.786
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      101.857
2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      100.929

and 100% at September 15, 2002.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

    No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

     The Indenture provides that if a Designated Event (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount of the Notes, together with accrued interest, if any, to the repurchase date (the "repurchase price").

     Within 15 calendar days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in the city of New York. To exercise the repurchase right, a holder of such Notes must deliver, on or before the 40th day after the Company Notice, written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer.

     "Designated Event" means a Change in Control (as defined below) or a Termination of Trading (as defined below).

     "Change in Control" means an event or series of events as a result of which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"); (ii) approval by stockholders of the Company of any plan or proposal for the liquidation, dissolution or winding up of the Company; (iii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and in the case of any such transaction, the outstanding common stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; or (iv) any time Continuing Directors (as defined below) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on October 2, 1995 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office.)

     No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, as to whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

     A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     In the event of a Designated Event, any repurchase of the Notes could be prevented by the subordination provisions of the Indenture. See "-- Subordination" below. Under the terms of any credit facility to which the Company is a party, the Company's repurchase of Notes as a result of the occurrence of a Designated Event will likely be prohibited, absent a waiver. As a result, the Company will be precluded from making payment of the repurchase price unless such provisions are waived by the lender or unless the credit facility has been repaid in full and terminated. Repurchase may also be prohibited or limited by the subordination provisions applicable to the Notes or be prohibited or limited by, or create an event of default under, the terms or other agreements relating to borrowings which constitute Senior Indebtedness as may be entered into, amended, supplemented or replaced from time to time. Failure of the Company to repurchase Notes at the option of the holder upon a Designated Event would result in an Event of Default with respect to the Notes whether or not such repurchase is prohibited by the subordination provisions. No Notes may be redeemed at the option of holders upon a Designated Event if there has occurred and is continuing an Event of Default described under "-- Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

     Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction. Conversely, the Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control but that would increase the amount of Senior Indebtedness (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture or the Notes on the creation of additional Senior Indebtedness (or any other indebtedness) of the Company or any of its subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its debt, including the Notes. The Notes are subordinate in right of payment to all existing and future Senior Indebtedness as described under "-- Subordination" below.

     The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all of the Notes at the repurchase date. Consequently, the right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

     Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

SUBORDINATION

     The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal of, or premium, if any, or interest on the Notes (including, but not limited to, the redemption price or repurchase price with respect to the Notes) shall be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness.

     By reason of the subordination, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default under the Indenture.

     Subject to the qualifications described below, the term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created:

     (a) All indebtedness of the Company for money borrowed (including, but not limited to, any indebtedness secured by a security interest, mortgage, conditional sales contract or other lien on the assets of the Company which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof) (other than indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business);

     (b) All indebtedness of the Company evidenced by notes, debentures, bonds or other securities (including, but not limited to, those which are convertible or exchangeable for securities of the Company) (other than indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business);

     (c) All indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto);

     (d) All indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

     (e) All indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to the Company;

     (f) All obligations of the Company under leases required or permitted to be capitalized under generally accepted accounting principles and all lease obligations of the Company under any lease or related document (including a purchase agreement) which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property;

     (g) All indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e) or (f) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; and

     (h) All renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e), (f) or (g);

unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not superior to, or is PARI PASSU with, the Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

     The Notes are obligations exclusively of the Company. As most of the Company's operations are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, will be dependent upon the earnings of such subsidiaries and the distribution of those earnings to, or upon loans, royalties, license fees or other payments of funds by those subsidiaries to the Company. Such subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries are subject to certain statutory or contractual restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations.

     Any right of the Company to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. As of December 31, 1995, the Company's subsidiaries had approximately $20.6 million of outstanding liabilities, including trade payables.

     As of September 30, 1996, the Company had no outstanding Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default is defined in the Indenture as being a default in payment of the principal of, or premium, if any, on the Notes whether or not such payment is prohibited by the subordination provisions of the Indenture; default for 30 days in payment of any installment of interest on the Notes whether or not such payment is prohibited by the subordination provisions of the Indenture; failure by the Company to comply with any of its other agreements in the Notes or the Indenture upon the receipt by the Company of notice of such default by the Trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Notes then outstanding and the Company's failure to cure such default within 45 days after receipt by the Company of such notice (which period may be extended for an additional 45 days if the Company is contesting in good faith the existence of such default); default in the payment of the repurchase price in respect of any Note on the repurchase date therefor (whether or not such payment is prohibited by the subordination provisions of the Indenture); or certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary, as defined in the Indenture.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest to such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding. If an

Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes, subject to certain limitations.

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify to the Trustee, along with the written request by the holders of not less than 25% in principal amount of the outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to convert such Notes.

     The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Note when due, (ii) a failure by the Company to convert any Notes into Common Stock or (iii) in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

     The Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observation of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default.

CONSOLIDATION, MERGER OR ASSUMPTION

     The Company may, without the consent of the holders of Notes, consolidate with, merge into, or transfer all or substantially all of its properties to any other corporation organized under the laws of the United States or any political subdivision thereof or therein, provided that the successor corporation assumes all obligations of the Company under the Indenture and the Notes and that certain other conditions are met.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, impair or change in any respect adverse to the holders of Notes, the obligation of the Company to make repurchase of any Note upon the happening of a Designated Event, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair or change in any respect adverse to the holder of the Notes, the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

REGISTRATION RIGHTS

     In compliance with its obligations under the Registration Rights Agreement, the Company has, at its expense, filed with the Commission on December 1, 1995 a shelf registration statement (the "Shelf Registration Statement") on Form S-3, of which this Prospectus is a part, covering resales by holders of the Notes and the Common Stock issuable upon conversion of the Notes (the "Securities"). The Company has also agreed to use its best efforts to cause such registration statement to be declared effective by the Commission on or prior to 150 days after the Closing Date and to keep the registration statement effective until such date that is three years after the last date of original issuance of any of the Notes. The Company will be permitted to suspend the use of this Prospectus (which is a part of this Shelf Registration Statement) in connection with sales of Securities by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. If (i) this Shelf Registration Statement is not filed with the Commission on or prior to 60 days after the Closing Date, (ii) this Shelf Registration Statement has not been declared effective by the Commission within 150 days after the Closing Date or (iii) this Shelf Registration Statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional Shelf Registration Statement filed and declared effective) for a period of time which shall exceed 90 days in the aggregate per year (each such event referred to in clauses (i) through (iii), a "Registration Default"), the Company will pay liquidated damages to each holder of Securities, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, $0.01 per week per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock issued upon conversion of the Notes held by such holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes or $0.01 per week per share (subject to adjustment as set forth above) of Common Stock upon conversion of the Notes for each subsequent 90-day period until the applicable Registration Statement is filed and the applicable Registration Statement is declared effective, or this Shelf Registration Statement again becomes effective, as the case may be, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes or $0.05 per week per share (subject to adjustment as set forth above) of Common Stock. Following the cure of a Registration Default, liquidated damages will cease to accrue with respect to such Registration Default. The Company will provide to each registered holder copies of such prospectus, notify each registered holder when this Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Securities. A holder who sells the Securities pursuant to this Shelf Registration Statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

     The specific provisions relating to the registrations described above are contained in the Registration Rights Agreement.

TAXATION OF NOTES

     See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of Notes.

CONCERNING THE TRUSTEE

     Chemical Trust Company of California, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. An affiliate of the Trustee is the transfer agent for the Company's Common Stock and the Company and its subsidiaries. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

     During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree and care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture contains limitations of the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim or otherwise.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.001 par value and 9,000,000 shares of Preferred Stock, $.001 par value, 4,000,000 of which are designated Series A Convertible Preferred Stock, 40,000 of which are designated Series B Participating Preferred Stock, 750,000 of which are designated Series B Convertible Preferred Stock and 1,168,860 of which are designated Series B-1 Convertible Preferred Stock.

COMMON STOCK

     As of September 30, 1996, there were 26,995,716 shares of Common Stock outstanding which were held of record by approximately 260 stockholders.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any prior rights of all classes of outstanding stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company currently has only one outstanding class with prior rights. See "Preferred Stock." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and after payment of a preference. See "Preferred Stock." The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

WARRANTS TO PURCHASE COMMON STOCK

     Effective October 17, 1991, Grotech Investors and Corporate Venture Partners, L.P. received six-year warrants from MicroProse entitling them to purchase an aggregate of 270,833 shares at $9.00 per share. In December 1994, Grotech Investors transferred their warrants to purchase 180,555 shares to INCE & Co. MicroProse also issued 20,400 seven-year warrants, on July 13, 1992, to certain noteholders of Paragon Software in connection with MicroProse's acquisition of Paragon.

RIGHTS PLAN

     In February 1996, the Board of Directors adopted a Stockholders' Rights Plan and declared a dividend of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock. Such Rights only become exercisable, or transferable apart from the common stock, ten business days after a person or affiliated group (an "Acquiring Person") acquires beneficial ownership of, or commences a tender or exchange offer for 15% or more of the Company's common stock (with an exception up to 20% for existing stockholders who have filed Reports on Form 13D or 13G) (a "Triggering Position").

     Each right may then be exercised to acquire one one-thousandth of a share of the Company's Series B Participating Preferred Stock at an exercise price of $35.00, subject to adjustment. Thereafter, upon the occurrence of certain events, the Rights entitle holders other than the Acquiring Person to acquire common stock having a value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events, the Rights would entitle holders other than the Acquiring Person to acquire common stock of the Acquiring Person having a value of twice the exercise price of the Rights.

     The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time until the tenth business day following public announcement that a Triggering Position has been acquired or ten business days after commencement of a tender or exchange offer. The Rights will expire on February 6, 2006.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, in addition to and subject to the rights of existing series of Preferred Stock, the Board of Directors has the authority to issue up to 3,041,140 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company currently has no plans to issue additional shares of Preferred Stock.

     SERIES A CONVERTIBLE PREFERRED STOCK

     As of September 30, 1996, there were 4,000,000 shares of Series A Convertible Preferred Stock ("Series A Stock") outstanding which were held of record by one stockholder, PH(US), Inc. The holder of each share of Series A Stock has the right to one vote for each share of Common Stock into which such shares are then convertible. As of September 30, 1996, the Series A Stock was convertible into 196,078 shares of Common Stock. The Series A Stock is bound to certain voting requirements, pursuant to the Amended and Restated Voting Agreement, effective as of the Merger Date.

     The Series A Stock has a liquidation preference of $1.00 per share plus all accumulated but unpaid dividends, with no participation thereafter; accumulates non-interest bearing dividends of 7% per annum, commencing on September 24, 1992 and payable in preference to any dividend on Common Stock; and is redeemable for $1.00 per share plus all accrued but unpaid dividends (the "Redemption Price"): (i) at any time by the Company, (ii) commencing September 24, 1997, for up to 50% of the Series A Stock, upon demand of the holders of the majority of Series A Stock, and (iii) commencing September 24, 1998, in full upon demand of the holders of the majority of Series A Stock.

     In a merger or consolidation, at the Company's option, the Series A Stock must be either redeemed at the Redemption Price or replaced with other securities having substantially the same characteristics as the Series A Stock just prior to such transaction.

     So long as 1,000,000 or more shares of Series A Stock are outstanding, the Company may not adversely amend or waive any provision of its Certificate of Incorporation that relates to the Series A Stock without approval of two-thirds of the then outstanding Series A Stock.

     SERIES B PARTICIPATING PREFERRED STOCK

     The Company has designated 40,000 shares of its Preferred Stock as Series B Participating Preferred Stock and has reserved such shares for issuance upon exercise of the Rights described above. The Series B Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series B Participating Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series B Participating Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of (i) 1,000 times the exercise price per share or (ii) 1,000 times the per share amount to be distributed to the holders of the Common Stock. Each share of Series B Participating Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Series B Participating Preferred will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by custom art anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series B Participating Preferred Stock, the value of the one one-thousandth interest in a share of Series B Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     SERIES B CONVERTIBLE PREFERRED STOCK

     As of September 30, 1996, there were 730,000 shares of Series B Convertible Preferred Stock ("Series B Convertible Preferred") outstanding which were held of record by one stockholder, Robertson, Stephens & Company LLC. The holder of each share of Series B Convertible Preferred has the right to one vote for each share of Common Stock into which such shares are then convertible. As of September 30, 1996, the Series B Convertible Preferred was convertible into 730,000 shares of Common Stock.

     Subject to the liquidation preference of the Series A Stock, and on equal priority to the Series B-1 Convertible Preferred, the Series B Convertible Preferred has a liquidation preference of $8.00 per share plus all accumulated but unpaid dividends, with no participation thereafter. A merger or consolidation of the Company is treated as a liquidation event. The Series B Convertible Preferred bears dividends if and at a rate determined by the Board of Directors, payable in preference to any dividend on Common Stock, and with equal priority with the Series B-1 Convertible Preferred, but subject to any dividends payable to the Series A Stock.

     SERIES B-1 CONVERTIBLE PREFERRED STOCK

     As of September 30, 1996, there were 1,136,660 shares of Series B-1 Convertible Preferred Stock ("Series B-1 Convertible Preferred") outstanding which were held of record by four stockholders. The holder of each share of Series B-1 Convertible Preferred has the right to one vote for each share of Common Stock into which such shares are then convertible. As of September 30, 1996, the Series B-1 Convertible Preferred was convertible into 1,136,660 shares of Common Stock.

     Subject to the liquidation preference of the Series A Stock, and on equal priority to the Series B Convertible Preferred, the Series B-1 Convertible Preferred has a liquidation preference of $7.57 per share plus all accumulated but unpaid dividends, with no participation thereafter. A merger of consolidation of the Company is treated as a liquidation event. The Series B-1 Convertible Preferred bears dividends if and at a rate determined by the Board of Directors, payable in preference to any dividend on Common Stock, and with equal priority with the Series B Convertible Preferred, but subject to any dividends payable to the Series A Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with any "interested stockholder" for a period of three years after the date of transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of the Company's decision not to elect out of the statute's provisions, the statute applies to the Company. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In addition, the inability of stockholders to take action by written consent in the case of a merger, may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. REGISTRATION RIGHTS

     Following this offering, the holders ("Holders") of a significant number of shares of Common Stock, holders of options and warrants to acquire shares of Common Stock and holders of Series A Preferred Stock convertible into shares of Common Stock will have certain rights to register those shares under the 1933 Act. If the Company proposes to register any of its securities under the 1933 Act (other than the registration related to this offering or a registration relating solely to securities to be sold to participants in the Company's stock benefit plans), the Holders are entitled to require the Company to include all or a portion of their shares in such registration; provided however, among other conditions, that the underwriter of any such offering has the right to limit the number of such shares included in such registration. In addition, a majority of certain Holders may require the Company on not more than one occasion to file a registration statement on Form S-1 under the 1933 Act, at the Company's expense, with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, certain Holders may require the Company to file additional registration statements on Form S-3 (if such form is then available to the Company) with respect to the sale of Registrable Securities (as defined in the applicable agreements), subject to certain additional conditions and limitations. (See "Description of Notes -- Registration Rights.")

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Chemical Bank, 450 West 33rd Street, 15th Floor, New York, New York 10001-3697.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the offering and hold the Notes as a "capital asset" within the meaning of
Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

CONVERSION OF NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current earnings and profits as of the end of the taxable year to which constructive distribution relates and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current earnings and profits as of the end of the taxable year to which constructive distribution relates and/or accumulated earnings and profits.

MARKET DISCOUNT

     Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined DE MINIMIS amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

     Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACK-UP WITHHOLDING

     A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

     The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                            PLAN OF DISTRIBUTION

     This Prospectus relates to the resale of $31,145,000 of Notes issued in a private placement on October 2, 1995 and the resale of up to 1,985,479 shares of Common Stock which are initially issuable upon conversion of Notes by any holders of Notes that did not purchase the Notes under the Registration Statement (of which this Prospectus is a part). The Registration Statement (of which this Prospectus is a part) does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock.

     The Company originally issued $50,000,000 of Notes. In June 1996, the Company exchanged 1,918,860 shares of Series B Convertible Preferred Stock and Series B-1 Preferred Stock for $14,885,000 of Notes. In July 1996, the Company repurchased $4,000,000 of Notes.

     The Company will not receive any of the proceeds from the offering of Notes and the shares of Common Stock issuable upon conversion thereof by the Selling Securityholders and which are sold pursuant to the Registration Statement (of which this Prospectus is a part). The Company has been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the Notes and shares of Common Stock beneficially owned by them and which may be offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or shares of Common Stock which may be offered hereby and beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the notes of shares of Common Stock for whom they may act as agent. To the extent required, the aggregate principal amount of Notes and number of shares of Common Stock to be sold hereby, the names of the Selling Securityholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or shares of Common Stock offered by them hereby will be the purchase price of such Notes or shares of Common Stock less discounts and commissions, if any.

     The Notes and the shares of Common Stock which may be offered hereby may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees of commissions in connection therewith.

     The outstanding Common Stock is listed for trading on the Nasdaq National Market ("Nasdaq"), and the Company has also applied for listing of the shares of Common Stock issuable upon conversion of the Notes on the Nasdaq Stock Market. The Initial Purchasers have made, and may in the future continue to make, a market in the Notes as permitted by applicable laws and regulations. The Initial Purchasers are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Initial Purchasers. Accordingly, there is no assurance as to the development or liquidity of any trading market that may develop for the Notes.

     Certain of the Initial Purchasers have engaged in transactions with and performed various investment banking and other services for the Company in the past, and may do so from time to time in the future.

     In order to comply with the securities laws of certain states, if applicable, the Notes and shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and shares of Common Stock offered hereby may not be sold unless then have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes of shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Common Stock offered hereby by the Selling Securityholders to the public, other than the broker's commissions and underwriting discounts and commissions.

     The Registration Statement does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock.

                                  LEGAL MATTERS

     The validity of the Notes offered hereby and the Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Palo Alto, California.

                                     EXPERTS

     The consolidated balance sheets of the Company as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended March 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, incorporated by reference herein, which report is given upon the authority of said firm as experts in accounting and auditing.